Exhibit (a)(5)(B)

For Immediate Release:

TILMAN J. FERTITTA COMMENCES PREVIOUSLY ANNOUNCED CASH TENDER OFFER
FOR MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS AT $9.25 PER SHARE

All-Cash Offer Provides Immediate and Certain Value and Significant Premium for MSSR Stockholders

Houston, TX – April 7, 2011 — Tilman J. Fertitta announced today that he has commenced, through his affiliate LSRI Holdings, Inc., a subsidiary of Landry’s Restaurants, Inc. (collectively, “Landry’s”), an all-cash offer to acquire all of the issued and outstanding shares of common stock of McCormick & Schmick’s Seafood Restaurants, Inc. (Nasdaq: MSSR) (“MSSR”) not already owned by Fertitta or his affiliates for $9.25 per share.  Unless extended, the offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on May 6, 2011.

While it is Fertitta’s strong preference to engage in mutually beneficial discussions with MSSR, neither management nor the MSSR Board has responded to Mr. Fertitta’s communications.  Specifically, Mr. Schmick, Chairman of the Board, Mr. Freeman, Chief Executive Officer, and Mr. Parish, member of the Board, have each failed to respond to Fertitta’s electronic communications.  Fertitta remarked, “We believe our offer price of $9.25 per share in cash would deliver substantial, immediate and highly certain value to MSSR’s stockholders.  The Board's initial response to our intended tender offer and its unwillingness to engage in mutually beneficial discussions for a negotiated transaction is not in the best interests of stockholders.”

The offer represents a premium of approximately 30% over the closing price of MSSR’s common stock on April 1, 2011, the last full trading day before Fertitta’s public announcement of his intent to commence a tender offer.

Today, Landry’s filed with the U.S. Securities and Exchange Commission ("SEC") a Tender Offer Statement on Schedule TO, containing the Offer to Purchase, form of Letter of Transmittal and related tender offer documents, setting forth in detail the terms and conditions of the tender offer.  The tender offer is subject to customary conditions, including (i) there being validly tendered and not withdrawn that number of shares of common stock of MSSR, when combined with the shares owned by Fertitta and his affiliates, would represent at least 90% of the total number of then-outstanding shares calculated on a fully diluted basis, (ii) MSSR’s Board of Directors having approved the offer and the potential merger thereafter under Section 203 of the Delaware General Corporation Law (“DGCL”) or Landry’s being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable, (iii) MSSR not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing Landry’s ability to acquire MSSR or otherwise diminishing the expected value to Landry’s of the acquisition of MSSR, (iv) Landry’s entering into a definitive agreement regarding financing to complete the purchase of all of the outstanding shares, and (v) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.  Landry’s has secured a financing commitment from Jefferies Group, Inc. relating to the offer.

Okapi Partners LLC is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to 1-877-285-5990.

IMPORTANT INFORMATION REGARDING THE TENDER OFFER

LSRI Holdings, Inc., a wholly-owned subsidiary of Landry’s Restaurants, Inc, has commenced a tender offer to purchase all of the outstanding shares of common stock of McCormick & Schmick’s Seafood Restaurants, Inc. at $9.25 per share, net to the seller in cash, without interest.  The offer is currently scheduled to expire at 12:00 Midnight, New York City time, on Friday, May 6, 2011, unless the offer is extended.

 Okapi Partners LLC is the Information Agent for the tender offer and any questions or requests for the Offer to Purchase and related materials with respect to the tender offer may be directed to Okapi Partners LLC.

 THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.  THE SOLICITATION AND THE OFFER TO BUY MSSR’S COMMON STOCK IS ONLY BEING MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT LANDRY’S HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.  THESE MATERIALS MAY BE AMENDED FROM TIME TO TIME.  MSSR STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED  MATERIALS  WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT  WWW.SEC.GOV OR FROM LANDRY’S BY CONTACTING OKAPI PARTNERS LLC AT 1-877-285-5990 (TOLL-FREE FROM THE U.S).